FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Hervey George	2. Issuer Name and Ticker or Trading Symbol Marvell Technology Group Ltd. (MRVL)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Chief Financial Officer
(Last) (First) (Middle) 700 First Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 31, 2002
(Street) Sunnyvale, CA 94089		5. If Amendment, Date of Original (Month/Day/Year) December 31, 2002	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $0.002 per share	12/31/02		M		2,000	A	$10.00		D
Common Stock, par value $0.002 per share	12/31/02		S		2,000	D	$18.96		D
Common Stock, par value $0.002 per share	12/31/02		M		2,000	A	$10.00		D
Common Stock, par value $0.002 per share	12/31/02		S		2,000	D	$19.41		D
Common Stock, par value $0.002 per share	12/31/02		M		2,000	A	$10.00		D
Common Stock, par value $0.002 per share	12/31/02		S		2,000	D	$19.55		D
Common Stock, par value $0.002 per share	01/02/03		M		2,000	A	$10.00		D
Common Stock, par value $0.002 per share	01/02/03		S		2,000	D	$19.10		D
Common Stock, par value $0.002 per share	01/02/03		M		2,000	A	$10.00		D
Common Stock, par value $0.002 per share	01/02/03		S		2,000	D	$19.58		D
Common Stock, par value $0.002 per share	01/02/03		M		1,000	A	$10.00		D
Common Stock, par value $0.002 per share	01/02/03		S		1,000	D	$19.66		D
Common Stock, par value $0.002 per share	01/02/03		M		1,100	A	$10.00		D
Common Stock, par value $0.002 per share	01/02/03		S		1,100	D	$20.00	3,917	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$21.37							(1)	01/02/11	Common Stock	40,000		40,000	D
Employee Stock Option (Right to Buy)	$10.00	12/31/02		M			6,000	(2)	05/08/10	Common Stock				D
Employee Stock Option (Right to Buy)	$10.00	01/02/03		M			6,100	(2)	05/08/10	Common Stock	601,400		601,400	D
Employee Stock Option (Right to Buy)(5)	$30.69							(3)	02/28/12	Common Stock	40,000		40,000	D
Employee Stock Option (Right to Buy)	$13.87							(4)	10/16/12	Common Stock	70,000		70,000	D

Explanation of Responses:

(1) This option vests as follows: 833 shares each month beginning on 02/02/02 until 01/02/05.
(2) This option vests as follows: 12,667 shares each month beginning on 01/26/02 until 04/26/05.
(3) This option vests as follows: 10,000 shares on 02/03/03; 8,333 shares on 12/03/03; and 833 shares each month beginning 01/03/04 until 02/03/06.
(4) This option vests as follows: 70,000 shares on 10/16/2007.
(5) This option was inadventently omitted from the Form 4 filing dated 12/31/02. All filings prior to the 12/31/02 Form 4 filing are correct and report this option grant.

By: /s/ George Hervey **Signature of Reporting Person	January 6, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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